

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

June 30, 2011

ENTRÉE GOLD INC.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	June 30, 2011	December 31, 2010
ASSETS		
Current		
Cash	$ 15,278,670	$ 21,296,169
Receivables	250,435	309,079
Prepaid expenses	692,041	1,140,253
Total current assets	16,221,146	22,745,501
Investments (Note 5)	2,976,307	5,564,502
Equipment (Note 6)	896,132	766,309
Mineral property interests (Note 7)	53,700,385	51,977,982
Other assets	250,510	185,287
Equity investment - joint venture (Notes 5 and 7)	42,327	119,517
Total assets	$ 74,086,807	$ 81,359,098
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 2,749,728	$ 1,477,300
Loans payable to Oyu Tolgoi LLC (Note 8)	3,113,622	1,783,692
Future income tax liabilities	11,745,549	14,374,498
Total liabilities	17,608,899	17,635,490
Stockholders' equity		
Common stock, no par value, unlimited number authorized, (Note 9) 114,664,764 (December 31, 2010 - 114,354,925) issued and outstanding	150,633,125	149,791,943
Additional paid-in capital	17,237,304	16,871,401
Accumulated other comprehensive income (Note 12)	6,258,144	5,750,714
Accumulated deficit during the exploration stage	(117,650,665)	(108,690,450)
Total stockholders' equity	56,477,908	63,723,608
Total liabilities and stockholders' equity	$ 74,086,807	$ 81,359,098

Nature of operations (Note 1)
Commitments (Note 14)
Subsequent events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in United States dollars)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Inception (July 19,1995) to June 30, 2011
EXPENSES					
Exploration (Note 7)	$ 5,698,144	$ 2,511,312	$ 9,345,806	$ 3,619,676	$ 76,421,955
General and administration	1,531,973	890,759	3,369,654	1,927,762	45,714,575
Foreign exchange (gain) loss	319,106	(121,459)	347,571	(131,036)	125,565
Depreciation	50,083	39,338	106,563	78,763	1,186,755
Loss from operations	(7,599,306)	(3,319,950)	(13,169,594)	(5,495,165)	(123,448,850)
Gain on sale of investments (Note 5)	2,148,021	-	2,148,021	-	2,148,021
Gain on sale of mineral property interest (Note 15)	125,916	-	125,916	-	125,916
Interest income	94,921	50,564	150,288	112,226	5,047,757
Loss from equity investee (Note 5)	(645,264)	(153,177)	(1,289,608)	(195,788)	(2,811,152)
Fair value adjustment of asset backed commercial paper (Note 5)	-	-	-	-	(2,332,531)
Loss from operations before income taxes	(5,875,712)	(3,422,563)	(12,034,977)	(5,578,727)	(121,270,839)
Future income tax recovery	2,257,762	-	3,074,762	-	3,620,174
Net loss	$ (3,617,950)	$ (3,422,563)	$ (8,960,215)	$(5,578,727)	$ (117,650,665)
Comprehensive loss:					
Net loss	$ (3,617,950)	$ (3,422,563)	$ (8,960,215)	$(5,578,727)	$ (117,650,665)
Unrealized gain (loss) on available for sale securities (Note 12)	(2,069,863)	62,378	(1,458,928)	183,716	1,289,069
Foreign currency translation adjustment (Note 12)	472,699	(1,899,730)	1,966,358	(622,705)	4,969,075
Comprehensive loss	$ (5,215,114)	$ (5,259,915)	$ (8,452,785)	$(6,017,716)	$ (111,392,521)
Basic and diluted loss per share	$ (0.03)	$ (0.04)	$ (0.08)	$ (0.05)	
Weighted average number of common shares outstanding	114,392,617	97,229,651	114,363,263	105,623,983	

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Unaudited - Expressed in United States dollars)

	Number of Shares		Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income		Accumulated Deficit During the Exploration Stage		Total Stockholders' Equity
Balance, June 30, 2010	113,428,418	$	147,567,853	$	14,720,707	$	(356,436)	$	(94,199,769)	$	67,732,355
Shares issued:											
Exercise of stock options	214,000		445,968		(174,130)		-		-		271,838
Mineral property interests	80,000		185,863		-		-		-		185,863
Stock-based compensation	-		-		430,792		-		-		430,792
Foreign currency translation adjustment	-		-		-		1,967,834		-		1,967,834
Unrealized gain on available for sale securities	-		-		-		486,648		-		486,648
Net loss	-		-		-		-		(6,547,970)		(6,547,970)
Balance, September 30, 2010	113,722,418	$	148,199,684	$	14,977,369	$	2,098,046	$	(100,747,739)	$	64,527,360
Shares issued:											
Exercise of stock options	590,007		1,478,229		(573,021)		-		-		905,208
Mineral property interests	42,500		114,030		-		-		-		114,030
Stock-based compensation	-		-		2,467,053		-		-		2,467,053
Foreign currency translation adjustment	-		-		-		2,138,516		-		2,138,516
Unrealized gain on available for sale securities	-		-		-		1,514,152		-		1,514,152
Net loss	-		-		-		-		(7,942,711)		(7,942,711)
Balance, December 31, 2010	114,354,925	$	149,791,943	$	16,871,401	$	5,750,714	$	(108,690,450)	$	63,723,608
Shares issued:											
Exercise of stock options	155,800		573,835		(220,341)		-		-		353,494
Mineral property interests	40,000		122,189		-		-		-		122,189
Stock-based compensation	-		-		544,969		-		-		544,969
Foreign currency translation adjustment	-		-		-		1,493,659		-		1,493,659
Unrealized gain on available for sale securities	-		-		-		610,935		-		610,935
Net loss	-		-		-		-		(5,342,265)		(5,342,265)
Balance, March 31, 2011	114,550,725	$	150,487,967	$	17,196,029	$	7,855,308	$	(114,032,715)	$	61,506,589
Shares issued:											
Exercise of stock options	114,039		145,158		(96,802)		-		-		48,356
Stock-based compensation	-		-		138,077		-		-		138,077
Foreign currency translation adjustment	-		-		-		472,699		-		472,699
Changes in available for sale securities	-		-		-		(2,069,863)		-		(2,069,863)
Net loss	-		-		-		-		(3,617,950)		(3,617,950)
Balance, June 30, 2011	114,664,764	$	150,633,125	$	17,237,304	$	6,258,144	$	(117,650,665)	$	56,477,908

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Inception (July 19,1995) to June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss	$ (3,617,950)	$ (3,422,563)	$ (8,960,215)	$ (5,578,727)	$ (117,650,665)
Items not affecting cash:					
Depreciation	50,083	39,338	106,563	78,763	1,186,755
Stock-based compensation	138,077	-	683,046	-	21,237,767
Fair value adjustment of asset backed commercial paper	-	-	-	-	2,332,531
Write-down of equipment	-	(97)	8,461	4,588	156,881
Escrow shares compensation	-	-	-	-	2,001,832
Mineral property interest paid in stock and warrants	-	-	-	-	4,052,698
Loss from equity investee	645,264	153,177	1,289,608	195,788	2,811,152
Future income tax recovery	(2,257,762)	-	(3,074,762)	-	(3,620,174)
Gain on sale of mineral property interest	(125,916)	-	(125,916)	-	(125,916)
Gain on sale of investments	(2,148,021)	-	(2,148,021)	-	(2,148,021)
Other items not affecting cash	-	-	-	4,691	72,176
Changes in assets and liabilities:					
Receivables	(100,139)	(29,732)	67,675	(67,478)	(200,356)
Receivables - Oyu Tolgoi LLC	-	14,333	-	-	64,194
Prepaid expenses	304,331	188,848	480,155	343,177	(535,677)
Accounts payable and accrued liabilities	1,349,132	463,478	1,239,707	88,962	2,314,004
Net cash used in operating activities	(5,762,901)	(2,593,218)	(10,433,699)	(4,930,236)	(88,050,819)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issuance of capital stock	48,356	912,706	401,850	1,522,682	115,093,312
Share issue costs	-	(147,228)	-	(147,228)	(3,693,148)
Loan payable to Oyu Tolgoi LLC	-	-	-	-	376,230
Net cash provided by financing activities	48,356	765,478	401,850	1,375,454	111,776,394
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash acquired on acquisition of PacMag Metals Limited	-	959,437	-	959,437	837,263
Mineral property interest	30,797	(54,507)	-	(54,507)	(217,093)
Mineral Property Interest - Bond Payments	(62,819)	(79,082)	(62,819)	(79,082)	(211,880)
Joint venture - Oyu Tolgoi LLC	-	-	-	-	(366,595)
Purchase of asset backed commercial paper	-	-	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	(6,395,581)	-	(6,827,921)	(7,465,495)
Acquisition of equipment	(36,017)	(35,264)	(200,267)	(62,958)	(2,064,810)
Proceeds from sale of mineral property interest	125,916	-	125,916	-	125,916
Proceeds from sale of investments	3,174,208	-	3,174,208	-	3,174,208
Net cash provided by investing activities	3,232,085	(5,604,997)	3,037,038	(6,065,031)	(10,219,608)
Effect of foreign currency translation on cash	498,708	(1,729,552)	977,312	(576,628)	1,772,703
Change in cash during the period	(1,983,752)	(9,162,289)	(6,017,499)	(10,196,441)	15,278,670
Cash, beginning of period	17,262,422	39,326,284	21,296,169	40,360,436	-
Cash, end of period	$ 15,278,670	$ 30,163,995	$ 15,278,670	$ 30,163,995	$ 15,278,670
Cash paid for interest during the period	$ -	$ -	$ -	$ -	$ -
Cash paid for income taxes during the period	$ -	$ -	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

1.   **NATURE OF OPERATIONS**

Entrée Gold Inc. ("Entrée" or the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the *Business Corporation Act* (British Columbia). The Company's principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations.

2.   **BASIS OF PRESENTATION**

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2010. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011.

3.   **SIGNIFICANT ACCOUNTING POLICIES**

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2010.

4.   **ACQUISITIONS**

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) ("PacMag") on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 and amended by a Deed of Variation dated April 12, 2010 with PacMag, by way of schemes of arrangement (the "Schemes") under the laws of Australia. The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entrée acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010. All outstanding options to purchase PacMag shares were cancelled pursuant to the Schemes.

As consideration to former shareholders and option holders of PacMag, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for total consideration of $35,768,281.

4.   **ACQUISITIONS** (cont'd...)

The Company allocated the consideration to assets acquired and liabilities assumed as follows:

Cash	$	837,263
Receivables and deposits		174,440
Investments		895,273
Mineral property interests		47,979,966
Equipment		1,488
Accounts payables and accrued liabilities		(128,689)
Future income tax liability		(13,991,460)
	$	35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

5.   **INVESTMENTS**

Investments are summarized as follows:

		June 30, 2011		December 31, 2010
Asset Backed Commercial Paper	$	2,976,307	$	2,638,185
Australian Listed Equity		-		2,926,317
	$	2,976,307	$	5,564,502

Asset Backed Commercial Paper

The Company owns asset backed notes ("AB Notes") with a face value of C$4,007,068 (December 31, 2010 – C$4,007,068). The Company has designated the notes as "available for sale" and the notes are recorded at fair value using a discounted cash flow approach.

There was an increase in fair market value in 2011 and the Company has estimated the fair market value of its AB Notes investment to be $2,976,307 as at June 30, 2011 (December 31, 2010 – $2,638,185). Accordingly, the Company has recorded an unrealized gain of $254,000 in other comprehensive income (December 31, 2010 – $471,588) for the six months ended June 30, 2011.

5.   INVESTMENTS (cont'd…)

The table below summarizes the Company's valuation.

Restructuring categories

	Face value	June 30, 2011 Fair value estimate [(1)]	December 31, 2010 Fair value estimate	Expected maturity date
MAV 2 Notes				
A1 (rated A)	1,960,231	1,606,243	1,537,392	12/20/2016
A2 (rated BBB)	1,630,461	1,094,619	1,000,732	12/20/2016
B	295,974	144,654	84,670	12/20/2016
C	120,402	24,535	1,204	12/20/2016
Total original investment	**C$4,007,068**	**C$2,870,051** [(2)]	**C$2,623,998** [(2)]	

[(1)] – the range of fair values estimated by the Company varied between C$2.7 million and C$3.1 million.

[(2)] – the total United States dollars fair value of the investment at June 30, 2011 is $2,976,307 (December 31, 2010 - $2,638,185).

Australia Listed Equity Securities

In April 2011, the Company sold all of the Australian listed securities for gross cash proceeds of $3,174,208, net of taxes. The Company recorded a gain on sale of investments of $2,148,021 for the six months ended June 30, 2011.

Equity Method Investment

The Company has a 20% interest in a joint venture with Oyu Tolgoi LLC ("OTLLC"), a company owned 66% by Ivanhoe Mines Ltd. (Note 7). At June 30, 2011, the Company's investment in the joint venture was $42,327 (December 31, 2010 - $119,517). The Company's share of the loss of the joint venture is $1,289,608 for the six months ended June 30, 2011 (June 30, 2010 - $195,788).

6.   **EQUIPMENT**

		June 30, 2011			December 31, 2010	
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 139,384	$ 84,889	$ 54,495	$ 128,546	$ 77,718	$ 50,828
Computer equipment	623,719	328,777	294,942	582,103	317,101	265,002
Field equipment	680,904	293,370	387,534	542,662	255,423	287,239
Buildings	458,006	298,845	159,161	444,041	280,801	163,240
	$1,902,013	$1,005,881	$896,132	$1,697,352	$931,043	$766,309

7.   **MINERAL PROPERTY INTERESTS**

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests is in good standing.

Acquisition costs capitalized are summarized as follows:

	June 30, 2011	December 31, 2010
USA		
Ann Mason	$ 51,467,628	$ 49,829,801
Other	369,849	458,798
Empirical	277,144	268,701
Roulette	282,927	274,308
Bisbee	192,004	68,796
Blackjack	110,374	107,011
Total USA	52,699,926	51,007,415
AUSTRALIA		
Mystique	425,825	413,103
Blue Rose JV	574,634	557,464
Total Australia	1,000,459	970,567
Total all locations	$ 53,700,385	$ 51,977,982

Material Properties

The Company's two principal assets are the Lookout Hill copper-gold property in Mongolia, and the Ann Mason copper-molybdenum property in Nevada.

7.   **MINERAL PROPERTY INTERESTS** (cont'd...)

Material Properties (cont'd...)

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009.

In October 2004, Entrée entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines Ltd. ("Ivanhoe Mines"). Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of Entrée, and was granted the right to earn a beneficial interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Ivanhoe Mines' rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Ivanhoe Mines.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% beneficial ownership interest in all minerals extracted below a sub-surface depth of 560 meters from the Joint Venture Property and a 70% beneficial ownership interest in all minerals extracted from surface to a depth of 560 meters from the Joint Venture Property. In accordance with the Earn-In Agreement, Entrée and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

Entrée holds title to the Joint Venture Property in trust for the Entrée-OTLLC Joint Venture. The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% legally and beneficially owned by Entrée, but is subject to a first right of refusal by OTLLC.

The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of June 30, 2011, the Entrée-OTLLC Joint Venture had expended approximately $14.7 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Ann Mason, Nevada, United States

Entrée has a 100% interest in the Ann Mason property in Nevada, which it acquired in June 2010 through the acquisition of PacMag. The Ann Mason property hosts the Ann Mason copper-molybdenum porphyry deposit and the Blue Hill copper oxide target.

Other Properties

The Company also has interests in non-material properties in Mongolia, the United States, Australia and Peru. In the financial year ended December 31, 2010, the Company determined not to proceed with its exploration properties in Canada and China. Non-material properties on which significant exploration costs were expensed include the following:

7. **MINERAL PROPERTY INTERESTS** (cont'd...)

Other Properties (cont'd...)

Blackjack, Nevada, United States

On August 26, 2010, the Company acquired a 51% interest in the Blackjack property from Honey Badger Exploration Inc. ("Honey Badger") after incurring expenditures of $900,000 on the property, issuing 37,500 shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property. On April 18, 2011, the Company entered into an agreement to purchase Honey Badger's remaining 49% interest in the Blackjack property, by issuing 550,000 shares and paying $650,000 to Honey Badger (Note 16). Certain of the claims are subject to an underlying mining lease and option to purchase agreement with two individuals. The underlying agreement provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be brought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June, 2011 and continuing until the commencement of sustained commercial production. The advance payments will be credited against future net smelter returns royalty payments.

Roulette, Nevada, United States

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc., the wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian Minerals"), whereby the Company may acquire an 80% interest in the Roulette property. In order to acquire its interest, the Company must incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 shares of the Company within three years. In accordance with the agreement, the Company has issued 72,500 shares, made payments totalling $90,000 and completed the minimum exploration expenditures of $300,000.

Australia Properties

The Company has a number of mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, including the Blue Rose joint venture and the Mystique farm-out. The Company holds a 51% interest in the Blue Rose copper gold molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining the remaining 49% interest. The Company has a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Energy Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending $1 million by September 2012 and a 75% interest by expending $2.5 million by September 2014. Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.

Exploration costs expensed are summarized as follows:

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
US	$ 4,628,089	$ 705,467	$ 7,663,795	$ 947,410
Mongolia	1,009,271	1,516,764	1,508,566	2,087,603
Other	60,784	289,081	173,445	584,663
Total all locations	$ 5,698,144	$ 2,511,312	$ 9,345,806	$ 3,619,676

8.   **LOANS PAYABLE**

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

9.   **COMMON STOCK**

Share issuances

During the six months ended June 30, 2011, the Company issued 269,839 common shares for cash proceeds of $401,850 on the exercise of stock options. The fair value recorded when the options were granted of $317,143 has been transferred from additional paid–in capital to common stock on the exercise of the options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, as amended in May 2011, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

9.   **COMMON STOCK** (cont'd…)

Stock options (cont'd…)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2009	10,907,800	1.86
Granted	1,737,500	2.77
Exercised	(2,122,278)	1.66
Cancelled	(1,212,722)	1.74
Expired	(17,500)	1.71
Balance at December 31, 2010	9,292,800	2.09
Granted	325,000	3.27
Exercised	(155,800)	2.23
Expired	(5,000)	2.60
Balance at March 31, 2011	9,457,000	2.13
Exercised	(114,039)	1.32
Cancelled	(110,961)	1.32
Balance at June 30, 2011	9,232,000	2.15

There were 325,000 stock options granted during the six months ended June 30, 2011 with a weighted average exercise price of C$3.27 and a weighted average fair value of C$2.06 (June 30, 2010 – C$Nil). The number of stock options exercisable at June 30, 2011 was 9,057,000.

9.   **COMMON STOCK** (cont'd…)

Stock options (cont'd…)

At June 30, 2011, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)
190,000	$ 1.32	$ 140,600	July 10, 2011	190,000	$ 140,600
50,000	1.77	14,500	January 22, 2012	50,000	14,500
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	500,000	-
465,000	2.30	-	May 31, 2012	465,000	-
1,384,500	2.00	83,070	April 3, 2013	1,384,500	83,070
12,500	1.55	6,375	May 21, 2013	12,500	6,375
125,000	2.02	5,000	July 17, 2013	125,000	5,000
1,105,500	1.55	563,805	September 17, 2013	1,105,500	563,805
5,000	1.55	2,550	October 10, 2013	5,000	2,550
1,417,000	1.32	1,048,580	February 12, 2014	1,417,000	1,048,580
1,715,000	2.60	-	December 29, 2014	1,715,000	-
300,000	2.34	-	September 22, 2015	225,000	-
1,437,500	2.86	-	November 22, 2015	1,437,500	-
200,000	3.47	-	January 4, 2016	150,000	-
125,000	2.94	-	March 8, 2016	75,000	-
9,232,000		$ 1,864,480		9,057,000	$ 1,864,480

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company's closing stock price of C$2.06 per share as of June 30, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of June 30, 2011 was 4,289,500. The total intrinsic value of options exercised during the six months ended June 30, 2011 was $307,127 (June 30, 2010 - $1,903,582).

Subsequent to June 30, 2011, the Company granted 150,000 stock options with an exercise price of C$2.05 and 100,000 stock options with an exercise price of C$2.23 and 190,000 stock options with an exercise price of C$1.32 were exercised.

Stock-based compensation

325,000 stock options were granted during the six months ended June 30, 2011. The fair value of stock options granted during the six months ended June 30, 2011 was $671,037 (June 30, 2010 - $Nil). 175,000 options were vested and fully recognized upon grant, 75,000 options will be fully vested in 2011, and the remaining 75,000 will be fully vested in 2012. Stock-based compensation recognized during the six months ended June 30, 2011 was $683,046 (June 30, 2010 - $Nil) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

9.   **COMMON STOCK** (cont'd…)

Stock-based compensation (cont'd…)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Cumulative to June 30, 2011
Exploration	$ -	$ -	$ 47,421	$ -	$ 3,708,479
General and administration	138,077	-	635,625	-	17,529,288
	$ 138,077	$ -	$ 683,046	$ -	$21,237,767

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	June 30, 2011	December 31, 2010
Risk-free interest rate	2.28%	1.84%
Expected life of options (years)	5.0	5.0
Annualized volatility	78%	78%
Dividend rate	0.00%	0.00%

10.   **SEGMENT INFORMATION**

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	June 30, 2011	December 31, 2010
Identifiable assets		
USA	$ 54,875,309	$ 51,790,144
Canada	16,374,380	23,603,838
Australia	2,074,361	4,778,311
Mongolia	714,256	1,027,622
Peru	23,337	121,128
China	25,164	38,055
	$ 74,086,807	$ 81,359,098

11.   **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, investments, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At June 30, 2011, the Company had Level 1 financial instruments with a fair value of $15,278,670 and one Level 3 financial instrument with a fair value of $2,976,307 (Note 5).

	Level 1		Level 2		Level 3		Total
Cash	$ 15,278,670	$	-	$	-	$	15,278,670
Investments	-		-		2,976,307		2,976,307
	$ 15,278,670	$	-	$	2,976,307	$	18,254,977

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Balance, beginning of the year	$ 2,638,185
Total unrealized gain	254,000
Total foreign exchange adjustment	84,122
Balance, end of year	$ 2,976,307

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Accumulated OCI, beginning of period:				
Currency translation adjustment	$ 4,496,376	$ 796,097	$3,002,717	$ (480,928)
Available for sale securities	3,358,932	684,819	2,747,997	563,481
	$ 7,855,308	$ 1,480,916	$5,750,714	$ 82,553
Other comprehensive income (loss) for the period:				
Currency translation adjustments	$ 472,699	$ (1,899,730)	$1,966,358	$ (622,705)
Unrealized gain on available for sale investments	104,493	62,378	715,428	183,716
Release of OCI on available for sale investments	(2,174,356)	-	(2,174,356)	-
Other comprehensive income (loss) for the period:	$ (1,597,164)	$ (1,837,352)	$ 507,430	$ (438,989)
Accumulated OCI, end of period:				
Currency translation adjustment	$ 4,969,075	$ (1,103,633)	$4,969,075	$(1,103,633)
Available for sale securities	1,289,069	747,197	1,289,069	747,197
	$ 6,258,144	$ (356,436)	$6,258,144	$ (356,436)

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the six months ended June 30, 2011 consisted of the following items:

- issuance of 40,000 common shares (June 30, 2010 – 30,000) in payment of mineral property acquisitions valued at $122,189 (June 30, 2010 - $82,391) which have been capitalized as mineral property interests.

- funding by OTLLC of the Company's investment requirements for the Entrée-OTLLC Joint Venture of $1,289,608.

14. COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2011	$ 136,550
2012	199,814
2013	192,128
2014	212,604
2015	216,627
2016	219,501
2017	91,459
	$1,268,683

The Company incurred lease expense of $170,156 (June 30, 2010 – $146,369) for the six months ended June 30, 2011.

15.   **TRANSACTIONS WITH RELATED PARTIES**

On March 25, 2011, the Company entered into an agreement with Acrex Ventures Ltd. ("Acrex"), a company related by way of a common director, pursuant to which Acrex purchased, effective June 13, 2011, a 100% interest in the Rainbow Canyon property for $125,000 and a 3% NSR royalty, which may be brought down to a 1% NSR royalty for $1 million.

16.   **SUBSEQUENT EVENTS**

Subsequent to June 30, 2011:

The Company issued 143,808 common shares for proceeds of C$158,400 on the exercise of 190,000 stock options with an exercise price of C$1.32.

The agreement to purchase Honey Badger's 49% interest in the Blackjack, Nevada property received regulatory approval and the Company issued 550,000 common shares and paid $650,000 to Honey Badger in accordance with the agreement.

The Company granted 150,000 stock options with an exercise price of C$2.05 and 100,000 stock options with an exercise price of C$2.23.